

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 15, 2017

Todd L. Philips
Chief Financial Officer
Industrial Services of America Inc.
7100 Grade Lane
Louisville, KY 40213

> **Re:** **Industrial Service of America Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 0-20979**

Dear Mr. Philips:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ William H. Thompson
>
> William H. Thompson
> Accounting Branch Chief
> Office of Consumer Products

cc: Caprice Price, Director of Accounting